Securities Compliance Group, Ltd.
520 W. Roosevelt Road, Suite 201
Wheaton, IL 60187
(888) 978-9901
www.IBankAttorneys.com

October 1, 2015

Via EDGAR
John Dana Brown
Attorney- Advisor
Office of Transportation & Leisure
Securities & Exchange Commission
Washington, DC 205449

Re:          Acacia Diversified Holdings, Inc.
Proxy Statement on Schedule 14A
Filed August 25, 2015
File No. 001-14088

Dear Mr. Brown

This letter is submitted in response to comments received from you to the above referenced registrant in a letter dated September 21, 2015.

Comment

1. Please provide us with analysis explaining why you were not required to file a preliminary proxy statement or a preliminary information statement relating to the corporate action reported on Form 8-K filed on July 16, 2015. We note that your insiders appear to own less than majority of outstanding shares, and therefore it is unclear how you obtained 68% of shareholder approval of the action. A solicitation of consents is subject to Regulation 14A and Schedule 14A. The definition of proxy, as set forth in Rule 14a-1(f), includes “every proxy, consent or authorization,” and Rule 14a-2 states that Regulation 14A and Schedule 14A apply to every solicitation of a proxy. In addition Rule 14c-2 requires that in connection with the taking of corporate action by written consent, a registrant must transmit an information statement to those security holders from whom consent was not solicited on behalf of the registrant.

Response

Rule 14a-2 sets out a number of exemptions from the proxy rules. Notably, Rule 14a-2(b) exempts from the proxy rules, other than the anti-fraud requirements of Rule 14a-9, solicitations of ten or fewer stockholders (the “Rule of Ten”). Specifically, “[Proxy solicitation regulations do not apply to] any solicitation made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten.” Here, the Company solicited a proxy from five persons who each own or control the shares set forth below:

1. Louis Spiro - 295,000 votes
2. Edward W. Sample - 308,597 votes
3. William A. Sample, - 226,000 votes
4. Trevor Spiro - 110,000 votes
5. Bracebridge Young – 100,000 votes

The votes provided by Company insiders, together with the 1,039,597 votes obtained by solicitation of the five aforementioned parties provided the necessary majority to act by consent in lieu of a special meeting of stockholders and likewise precluded the need for a formal proxy solicitation

Thus, a solicitation of consents under Regulation 14A was not required. Moreover, following the consent, the Company provided its stockholders, including those from whom a proxy was not solicited, with information describing the actions taken by correspondence dated August 10, 2015.

Comment

2. With respect to potential merger transactions contemplated by Proposal 4, please explain how you intend to comply with Section 14(a) of the Securities Exchange Act of 1934, including as applicable Items 11, 13, or 14 of Schedule 14A, or please provide us your analysis as to why such items will not be implicated.

Response

The Company has removed Proposal 4 from its Proxy, thereby rendering this comment moot.

Comment

3. If a future merger transaction would have one of the effects described in Rule 13e- 3(a)(3)(ii) please tell us whether you believe your solicitation for Proposal 4 would qualify as a transaction described in Rule 13e-3(a)(3)(i)(C) and would be considered a Rule 13e-3 transaction requiring compliance with that rule. In addition, please tell us how you would comply with Rule 13e-3 in such a case, including General Instruction D to Schedule 13E-3.

Response

The Company has removed Proposal 4 from its Proxy, thereby rendering this comment moot.

Comment

4. Please provide us your analysis as to how Proposal 4 complies with the Texas Business Code including, but not necessarily limited to, Texas Business Organizations Code Sections 21.457 and 21.365 including subparagraphs (a) of each section.

Response

The Company has removed Proposal 4 from its Proxy, thereby rendering this comment moot.

Conclusion

The Company believes these responses adequately address your comments.

With regard to these actions, the Company also acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and ,
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

Yours very truly,

/s/ Adam S. Tracy

Adam S. Tracy, Esq.
Securities Compliance Group, Ltd.